UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES RESOLUTIONS OF THE
GENERAL SHAREHOLDERS MEETING
Medellín, Colombia, March 10, 2008
Today at the annual general shareholders meeting of Bancolombia S.A. (“Bancolombia”), Bancolombia’s shareholders adopted the following resolutions:
1.	Approval of the unconsolidated and consolidated financial statements as of December 31, 2007, and their respective notes, as well as the annual report of management.

2.
Approval of the distribution of the 2007 profits, following a proposal made by the Board of Directors of Bancolombia. The shareholders approved a distribution of dividends in an amount equivalent to Ps. 142 per share, per quarter, which will be payable as of the first business day of each calendar quarter (April 1, July 1, and October 1, 2008, and January 2, 2009). The aggregate amount of annual dividends to be distributed is Ps. 568 per share, which represents an increase of 7% with respect to the dividends paid in 2007. The total aggregate amount of dividends to be distributed is Ps 447,485,737,704. Bancolombia notes that 81% of the amount paid as dividends does not constitute taxable income under Colombian regulations.

In order to contribute to Bancolombia’s growth during 2008, the shareholders also approved an allocation of Ps. 370,226,878,372.83 to increase the legal reserves.

3.	Designation of PricewaterhouseCoopers as external auditor of Bancolombia for the period beginning on April 2008 and ending on March 2010.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 10, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance